# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Savara Inc., CIK 0001160308
CUSIP: 805111101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1717 Langhorne Newtown Road, Suite 300, Langhorne, Pennsylvania (PA), 19047
Date of event which requires filing of this statement: 03/25/2025
Filed by CIK 0001773187
Persons authorized to receive notices and communications: Bain Capital Life Sciences In., 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 17,600,621; sole dispositive power 0; shared dispositive power 17,600,621; aggregate amount beneficially owned 17,600,621 (9.99% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 17,600,621; sole dispositive power 0; shared dispositive power 17,600,621; aggregate amount beneficially owned 17,600,621 (9.99% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 17,600,621; sole dispositive power 0; shared dispositive power 17,600,621; aggregate amount beneficially owned 17,600,621 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Savara Inc.
Address of issuer's principal executive offices: 1717 Langhorne Newtown Road, Suite 300, Langhorne, Pennsylvania (PA), 19047
Comment: This Amendment No. 4 to Schedule 13D relates to the Common Stock of Savara Inc. and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 30, 2019, as amended on March 17, 2021, July 19, 2023 and April 12, 2024 (the "Initial Statement" and, as further amended by this Amendment No. 4, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, (i) BCLS II directly holds 6,162,631 shares of Common Stock and Pre-Funded Warrants to purchase 18,533,412 shares of Common Stock, (ii) BCIPLS holds 750,577 shares of Common Stock and Pre-Funded Warrants to purchase 2,257,276 shares of Common Stock and (iii) BCLS II Investco holds 7,138,144 shares of Common Stock and Pre-Funded Warrants to purchase 5,666,667 shares of Common Stock.

As a result of the Beneficial Ownership Blocker, the Reporting Persons are precluded from exercising Pre-Funded Warrants into shares of Common Stock to the extent that the Reporting Persons would, after such exercise, collectively beneficially own in excess of 9.99% of the outstanding Common Stock of the Issuer. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 9.99% of the outstanding Common Stock of the Issuer, representing 17,600,621 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 172,633,140 shares of Common Stock issued and outstanding as of March 27, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 27, 2025, and (ii) 3,549,269 shares of Common Stock to be issued upon the exercise of Pre-Funded Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: Exhibit J to this Schedule 13D sets forth the transactions in the Common Stock of the Issuer effected by the Reporting Persons during the past sixty days, and is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit J Item 5(c) - Transactions effected by the Reporting Persons during the past sixty days

## Signatures
- Bain Capital Life Sciences Fund II, L.P.: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (03/27/2025)
- BCIP Life Sciences Associates, LP: /s/ Ricky Sun, Ricky Sun, Authorized Signatory of Boylston Coinvestors, LLC (03/27/2025)
- BCLS II Investco, LP: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (03/27/2025)